Exhibit 99.e(1)

Contents

Budget Speech

Exhibit 99.e(1)

27 May 2004

Guide to the Budget Documents

A number of documents are released on Budget day. The intent of these documents is to provide information about the Government’s spending intentions; its performance; and the wider fiscal and economic picture.

The budget documents, ordered from widest to most specific coverage, are as follows:

Executive Summary

The Executive Summary is the overview of all the Budget information and contains the key points for the media and general public. It summarises the Government’s spending decisions and generally focuses on issues raised in the Budget Speech, the Budget Economic and Fiscal Update and the Fiscal Strategy Report.

Budget Speech

The Budget Speech is the Minister of Finance’s speech at the start of Parliament’s debate about the Estimates. The Speech generally focuses on the overall fiscal and economic position, and how the Government will fund its policy priorities.

Fiscal Strategy Report

The Fiscal Strategy Report measures how the Government is going against its overall goals in areas such as achieving debt objectives.  It includes:

•             fiscal trends covering at least the next 10 years

•             a comparison with the long term fiscal objectives set out in the Budget Policy Statement.

The Government must explain any changes between the Fiscal Strategy Report, the Budget Policy Statement and the previous year’s Fiscal Strategy Report.

Budget Economic and Fiscal Update

This document includes the Treasury’s overall economic and fiscal forecasts. The Update includes the implications of government financial decisions and other information relevant to the fiscal and economic position.

The Estimates of Appropriations

The Estimates outline how much money the Government plans to spend on each specified area or “Vote”.  The Supplementary Estimates outline the additional money required to cover the previous year’s spending.

Departmental Statements of Intent

The Statement of Intent provides information about how each government department intends to manage for outcomes over the next three to five years.  The Statement of Intent contains annual financial and output class information required under the Public Finance Act 1989.

Internet

These documents will be made available on the New Zealand Treasury’s Internet site.
The URL for this site is www.treasury.govt.nz.

Contents

Budget Speech

Fiscal Strategy Report

The Public Finance (State Sector Management) Bill

Introduction

Reviewing Economic and Fiscal Developments

The Long-term Fiscal Outlook

Conclusion

Annex 1: Short-term fiscal intentions

Annex 2: Fiscal projections

Budget Economic and Fiscal Update

Statement of Responsibility

Economic Outlook

Summary

Developments over 2003

Assumptions Underlying the Central Forecast

Global Economic Growth

The First Half of 2004 – A Period of Continued Momentum

Oil Prices

Economic Outlook

Mid 2004 through 2005 – the slowdown arrives

Forecast Uncertainty

Beyond 2005 – A growth recovery

Fiscal Outlook

Fiscal Forecasts – Finalisation Dates and Key Assumptions

Summary of Budget Update

Fiscal Indicators and the Use of the Operating Surplus

Key Trends

Revenue and Expenses

Tax Revenue

Expenses

Comparison with December Update

Risks and Scenarios

Summary

Economic Risks

Economic Scenarios

Fiscal Scenarios

Fiscal Sensitivities

Specific Fiscal Risks

Introduction

Statement of Specific Fiscal Risks

Contingent Liabilities

Generally Accepted Accounting Practice (GAAP) Series Tables

Forecast Financial Statements

Statement of Accounting Policies and Forecast Assumptions

Reporting Entity as at 7 May 2004

Forecast Financial Statements

Notes to the Forecast Financial Statements

Glossary of Terms

Summary Tables

1.1                       Economic Outlook: Central Forecast

Other Information

On the Treasury’s website is a series of additional information that contains:

•             information previously disclosed as part of the Budget Update (references have been made to the link within the document)

•             economic forecast tables

•             financial information bringing together a comprehensive comparison of the fiscal forecasts to those contained in the 2003 December Update.

Budget 2004

Budget Speech

Budget Speech

Mr Speaker, I move that the Appropriation (2004/2005 Estimates) Bill be now read a second time.

Budget 2004 is the fifth budget I have had the honour of presenting to Parliament for its consideration.  This continuity of fiscal management has allowed a consistency of approach which today’s budget reinforces.

Throughout those five budgets there have been six themes: predictable, stable, and prudent management building fiscal strength for the long term; expanding the role of government in supporting economic development; rebuilding capacity in the core state sector; strengthening social provision, in particular in health, education, and housing; maintaining the revenue base while progressively simplifying the tax system; and providing greater security and opportunity, especially for low to middle income New Zealanders.

All five budgets have been prepared against a background of international economic uncertainty.  From the tail end of the Asian financial crisis the story has been one of uncertainty driven by international terrorism, war, actual or feared disease outbreaks, economic stagnation, and uncertain progress on international trade liberalisation.  To describe the government as somehow lucky over the last four and a half years is to take a view of the world which penetrates barely beyond our own shores.

This uncertainty to some extent continues. Events in the Middle East point to continued conflict.  Most of the major European countries show only limited signs of economic recovery.  Terrorism seems to be spreading rather than being contained.

Against this, the United States economy is growing strongly, the Japanese economy is looking more vigorous than at any time for well over a decade, the Australian economy continues to move at a reasonable pace, and China’s growth remains very high.

Over the next year, assuming no serious worsening of the international situation, this growth in our major economic partners should assist to begin rebalancing the New Zealand economy.  Over the last year, economic growth has been substantially higher than forecast in Budget 2003, largely driven by the domestic sector.  The strong New Zealand dollar – the mirror image of the effect of the large American double deficits on the greenback – has placed pressure on the exporting sector, to the considerable concern of the government and exporters.

This pressure has now partially abated. With strengthening external markets, strong commodity prices, sound fiscal management at home, more flexible monetary policy, and some weakening in domestic pressures, growth will, after continuing to moderate over the next year or so, then begin to pick up in a more balanced fashion.

Budget 2004 forecasts growth for the year to March 2005 of 2.8 per cent, falling slightly further to 2.5 per cent for the year ended March 2006.  Growth will then pick up to 3.4 per cent for the following year.  From that point on, the forecasts return to Treasury’s current assumption of medium term growth of 3 per cent.  By the end of the period the current account deficit is forecast to improve, having peaked at just over 6 per cent of GDP.

It is interesting to note that the forward fiscal forecasts for Budget 2004 are similar to those in last year’s budget, though the outturn has been substantially better.

That has been a feature of this government’s fiscal and economic management.  We have consistently outperformed our own forecasts.  Over the last three years we have also outperformed most of the rest of the developed world.  In 2003 New Zealand’s economy grew by 3.5 per cent compared with the average of 2.2 per cent for the OECD as a whole.  This success by New Zealand businesses, New Zealand workers, and the New Zealand government needs to be celebrated, especially given the tendency in some quarters to be in a permanent Cassandra-like mode, predicting gloom and doom amidst the evidence of success.  This has been a conflict between practice and outdated theory – and the former is clearly proving a superior guide to performance.

There are extreme ideologues who, in order to feel comfortable, need to see policies that make most people miserable.  The government has been guided by the belief that economic progress cannot be achieved by the waging of near permanent war on the hopes and aspirations of most New Zealanders.

The fact is that the government can point to considerable success in its economic programme.  This can be measured not just in crude Gross Domestic Product terms but also in those indices that measure the outcomes of economic policy which contribute to wellbeing.  New Zealanders rightly believe that success is defined as much by quality of life, a better environment, and more effective health and education services as by narrowly defined economic performance.

Mr Speaker, Budget 2004 continues the six themes I referred to earlier.  The significant change this year is that our outstanding success in providing predictable, stable, and prudent fiscal management means that we are able, over the next three years, to commit very substantial additional resources to enhancing security and opportunity, especially through the Working for Families package being announced today.

The key fiscal objective we set for ourselves early in our first term was to keep gross sovereign-issued debt below 30 per cent of GDP on average over the economic cycle.  When we took office it was in fact 33.7 per cent of GDP. By the end of this fiscal year on 30 June it is expected to have fallen to 24.7 per cent.

This overachievement is in part a consequence of growth being consistently better than forecast.  Under these circumstances the government has demonstrated the discipline to bank the surpluses for the future.  This has been against a strange coalition of forces calling for substantial tax cuts and/or expenditure increases at the expense of future generations.

Given this achievement, the government is now in a position to redefine its long term debt objective to express its continued commitment to prudent fiscal management.  The new long term objective will be to manage total debt at prudent levels, with gross sovereign-

issued debt as a percentage of GDP slowly reducing over the longer term and passing through 20 per cent of GDP before 2015.

Over the next three years, largely as a consequence of the investment in the Working for Families package, the gross sovereign-issued debt to GDP ratio will decline more slowly.  At 30 June 2005 it is forecast to be 22.6 per cent of GDP. But thereafter the rate of decline slows so that, at 30 June 2008, it is forecast to reach 21.8 per cent of GDP. In nominal terms, gross sovereign-issued debt will rise by $2.3 billion over the forecast horizon (30 June 2004 to 30 June 2008). This emphasises there is very little room, on the basis of these forecasts, for any further substantial fiscal loosening.

Two things flow from this.  The first is that any such loosening – whether by way of tax cuts or by way of expenditure increases – would place significant pressure on monetary policy with the likelihood of higher interest rates.

The second is that if such increases are to be avoided then substantial reductions in revenue over the forecast horizon would need to be matched by substantial reductions in expenditure.  As a number of countries, notably the United States, have demonstrated more than once in the last twenty years, there is no such thing as a free lunch in fiscal policy.

This relative tightness around fiscal options over the next three years may seem to be at odds with the forecast surpluses.  For the current 2003/04 year the operating balance is forecast to be $5.9 billion or 4.3 per cent of GDP.  Looking forward, the forecast surpluses for 2004/05 are $5.7 billion, 2005/06 $5.0 billion, 2006/07 $5.1 billion, and $5.4 billion for 2007/08, an average of 3.4 per cent of GDP.

These are, as I said, just sufficient to reduce the gross debt to GDP ratio from 24.7 per cent as at 30 June 2004 to 21.8 per cent at the end of the forecast period on 30 June 2008.

This small reduction can be reconciled with the large forecast operating surpluses through a clearer understanding of how these surpluses are calculated and what other elements have to be accommodated before calculating the gross debt outcome.

The primary element that has to be allowed for is capital expenditure which is not financed off departmental balance sheets.  This includes two especially large elements which under standard accounting rules are treated as capital expenditure: transfers to the New Zealand Superannuation Fund and student loans.  On top of these are very substantial capital expenditures in Defence, Health, Corrections, and Education.

Other significant elements include equity injections to Crown entities. In years of slower growth in particular, as over the next two years, there is no reason why all of these injections, or advances for student loans, should necessarily be funded out of current operating revenue so that the small rise in nominal gross debt is not of concern to the government.  But it would be most unwise to fund the bulk of such expenditure from borrowing, particularly as we approach the beginnings of the demographic transition.

Mr Speaker, the increases in spending committed to in Budget 2004 are significantly higher than in previous years.  New operating spending totals around $2.4 billion in 2004/05, rising to $3.8 billion in 2007/08, with the increase largely reflecting the phasing in of the Working for Families initiatives.  As we have achieved significant policy goals in Budget 2004 prudent management at this stage would suggest that new operating spending in next year’s budget should be limited to around $1.8 billion and to $1.6 billion in each of the following two years.

These figures represent the forecast headroom at this point for additional new spending.  This does not include the great bulk of ongoing expenditure built in to baselines.  Total core Crown operating spending for the current year is forecast to be $42.2 billion or 30.6 per cent of GDP. By 2007/08 this will rise to $52.7 billion or 31.6 per cent of GDP.

A key element of capital expenditure are the transfers into the New Zealand Superannuation Fund.  Next year, 2004/05, the transfers into the Fund will be $2.1 billion and at 30 June 2005 the Fund is forecast to total some $6.3 billion.  By the end of the forecast horizon, 30 June 2008, the Fund is forecast to total $15.5 billion.  By that stage I anticipate that the success of the Fund and its key role in securing the future of an adequate level of New Zealand Superannuation will be sufficiently clear that even my political opponents are likely to refer to it by its proper name.

The Fund Guardians effectively took over control of the Fund on 30 September last year.  They adopted a policy of moving from a cash portfolio to a fully invested portfolio by the end of this financial year.  During the first period of investment they easily exceeded their target rate of return.

One of the criticisms of the Fund that has been made is that, at peak, it will only pay for a small proportion of New Zealand Superannuation.  In fact, the latest estimates indicate that the relevant figure is 36 per cent. If we applied that figure to the current married couple rate of New Zealand Superannuation, that would equate to $138 per week. It is clear that large numbers of superannuitants would be faced with severe poverty if their current superannuation were lowered by that amount.  Thus those who call for the abolition of the Fund need to be clear how the fiscal hole in the long term is to be filled.  Certainly any alternative proposal which uses the Fund’s assets to reduce taxes or increase expenditure has little or no fiscal credibility, in either the short or long term.

The growth of the New Zealand Superannuation Fund means that net debt including the Fund assets is forecast to be down to 8.7 per cent of GDP by 30 June this year.  By the end of the forecast period, this will fall to zero, highlighting the fact that financial assets will equal gross debt. This is, in many respects, as important a measure of the overall fiscal strength of the New Zealand government as gross debt.

Mr Speaker, Budget 2004 contributes further to the government’s role in supporting economic development.  $500 million over four years of additional spending has been devoted to specifically economic development initiatives.

We are increasingly a confident and dynamic people.  We want to see New Zealanders being the best they can be. Our policies are about encouraging more of the smart, creative thinking and the innovation that are so much part of the Kiwi approach.

We enjoy a unique and enviable lifestyle.  A well-managed economy underpins that.  We have invested in ideas, people, and networks.

The more we are linked into the rest of the world, the more we will prosper. We need deeper and richer links with other countries.  The pursuit of a single market with Australia is part of that.  So is the pursuit of a free trade agreement with China.

Such deeper and richer links will help us find more buyers for our products and increase the value and quality of our exports.  They will bring in more offshore investment, knowledge, and expertise to help our companies grow.  They will help us develop smarter ideas, improve our education system, and fill gaps in our workforce.

Budget 2004 provides $35 million over four years to enable New Zealand Trade and Enterprise to provide assistance to exporters to find markets and strategic partners.

There is also funding of $26 million over four years for sector focussed development and funding of $42.6 million over four years to fund more offshore companies to partner growing New Zealand companies by deepening Investment New Zealand’s offshore representation and expanding the Strategic Investment Fund.

Additional assistance of $40 million over four years will be provided to the education sector to develop stronger relationships offshore, both to protect and to promote New Zealand education and to give our system the benefits of greater international input.

Funding is provided for New Zealand to participate in the massive 2005 Aichi Trade Expo with associated funding to help us develop commercial and other opportunities in Japan that will arise during the six month long Expo.

Innovation is a key part of the government’s economic drive.  It is clear that increasingly many of our new business products, and processes will arise as a result of links between researchers and industries, firms, and individuals.

Budget 2004 provides extra money to promote industry/research collaboration and linkages across disciplines; to promote increased international collaboration amongst scientists; to support the foundations for future innovation in core industries; and to improve the flow of knowledge and ideas between firms and research institutes.

There is an increase of funding of $212 million for the Research, Science and Technology system over the next four years.  Just over $50 million is allocated in 2004/05.

The largest increase in funding goes to Research for Industry, which rises by $17.3 million in 2004/05 and $19.2 million in each of the following three years.

The most important barriers to higher rates of sustainable growth relate to skills and productivity.  While there are signs of longer term increases in labour productivity growth it remains a key factor placing a ceiling on our ability to grow faster.

The government is providing practical support to improve workplace productivity.  The Workplace Productivity Group – which arose from a tripartite initiative between government, Business New Zealand, and the Council of Trade Unions – has now been set up.  In addition, there are three specific initiatives in Budget  2004.

The first is direct assistance to small and medium sized enterprises to help them self-manage workplace employment issues and health and safety, following a successful pilot last year in three communities.

The second is a linked employer-employee database to provide new and improved statistical information to assist business planning.  Stage one was released in October last year and funding is now provided for stages two to four.

The third is a contingency fund to assist workers and businesses to promote and share good practice workplace relations and productivity examples.

In the post-school environment the rapid expansion of industry training continues.  Funding is provided for both an increase in the average industry training subsidy and a further 500 Modern Apprenticeship places by June 2006.

The ability of migrants with skills to match better the needs of the New Zealand labour market will be enhanced with increased English language training and more focussed career services.

Employers’ ability to find staff to fill their skills gaps will be assisted through targeting marketing and promotion about work opportunities in New Zealand to suitable prospective migrants and through linking employers and prospective employees through a new talent database on the Internet.

Over the last four years the government has moved progressively to improve its capacity to deliver a range of assistance to the business sector.  In my first budget funding of $68 million was provided for Trade New Zealand and $36 million for Industry New Zealand.  Support for New Zealand Trade and Enterprise in 2004/05 will be $216 million, an increase of over 100 per cent, and further substantial increases will be considered in the context of Budget 2005.

Other major initiatives to underpin improved economic performance in order to achieve the government’s social and economic goals are occurring outside of the context of Budget 2004.  These include a review of the Resource Management Act, the development of a package to promote exploration for oil and gas, the finalisation of the structure of the electricity market, and consideration of further mechanisms to support both new businesses and the growth of existing businesses.  Announcements on many of these will be made over the next few months.

Mr Speaker, Budget 2004 continues the rebuilding of capacity in the core state sector.  The most affected agencies are the Ministry of Foreign Affairs and Trade, the Department of Child, Youth and Family Services, and Corrections.

This continues the work the government has engaged in to restore realistic baselines for departments.  Looking forward, we wish to explore ways where such baselines can continue to be realistic over the long term while still maintaining pressure on departments to make the most efficient and effective use of public resources.

For Budget 2004, an output pricing review has led to an increase in Corrections funding of $30 million for the coming year, rising to $40 million in out years.

The Ministry of Foreign Affairs and Trade has an increase of $19 million for 2004/05, rising to $28 million in out years.  The baseline review of the Department of Child, Youth and Family Services sees a lift of up to $61 million in 2004/05, rising to a maximum of $66 million in out years.  Overall operating funding for Child, Youth and Family Services has risen from $231 million in 1999/2000 to $477 million for 2004/05, an increase of 106 per cent.

Defence, Revenue, and Customs also receive substantial baseline increases, with the Defence increase being mainly due to addressing regular force pay relativity and Air Force staffing levels.

Mr Speaker, a Labour/Progressive government will always seek to place great emphasis on strengthening social provision, especially in health, education, and housing.

Health operating spending continues to grow at well in excess of the rate of government spending in general.  Total operating expenditure for 2004/05 is $9.4 billion, compared with $8.6 billion in the current year.

Budget 2004’s health package makes a further substantial advance towards the government’s goals for a fair, comprehensive, and efficient health system.  District Health Boards will continue to move towards their Population Based Funding share.

From the public’s perspective the most important advances will again be in primary health care.  Funding is provided for the Care Plus programme for high users of primary health services.  From 1 July lower cost primary care visits and $3 prescription charges will apply to all over 65 year olds enrolled in any Primary Health Organisation.  Already, 3.1 million people are enrolled in PHOs.

Specific funding will be provided to increase the numbers of major joint replacements in order to reduce waiting lists for orthopaedic surgery.  Fully implemented, the new programme, which doubles the current number of publicly funded operations, will cost up to $70 million a year.

One element of health spending will peak in 2004/05 and then decline.  That is the funding for meningococcal vaccination, which from 2005/06 onwards will move on to a steady state path.

Two existing programmes will continue to be implemented.  The extensive programme to upgrade and rebuild public hospital facilities will move forward, with projects currently underway or planned extending from Kaitaia to Invercargill.

The Mental Health Blueprint will also advance another stage.  Over the four years an extra $250 million will be spent in this area.

Housing spending will be further boosted in 2004/05.  Apart from the housing aspects of the Working for Families package, further injections are made to Housing New Zealand Corporation (HNZC).

Total capital injections for housing activities in 2004/05 are $232 million.  This combined with HNZC funding will enable an overall increase in housing stock of 1,054, the modernisation of 728 units, the reconfiguration of a further 20, improvements to 108 properties through the Healthy Housing programme, and continuing refurbishment of former Auckland City Council units.  Total expenditure on housing is estimated to be in excess of $1.5 billion, with around half of this spent on the Accommodation Supplement.  By 30 June 2005 it is anticipated that the total housing stock held by HNZC will be 66,314 houses.  This compares with 61,512 at 30 June 1999, with plans at that date to shed a further 19,200 houses, according to the Housing New Zealand Asset Management Plan.

The Budget 2004 education package includes a new funding and regulatory system for early childhood education; further investment in quality teaching and additional resources for schools; additional funding for tertiary education institutions to implement the fee/course costs maxima out to 2007; increased funding rates for industry training; and a package of student support initiatives incorporating an increase to the student allowance parental income thresholds.

Budget 2004 sees a significant additional investment of $2 billion operating spending in education over the next four years, bringing the total annual operating expenditure to $9.2 billion by 2007/08.  This continues this government’s commitment to lift education standards so that all young New Zealanders get the chance to aim high and succeed.

The many initiatives include increased operational funding for schools, as well as increased funding to support secondary qualifications.  Significant investment in modernising schools is occurring to provide a better equipped learning environment.

The most important part of Budget 2004 for education is major new investment in early childhood education through the provision of free early childhood education and increased funding to support quality early childhood education services.

This will help give our children a crucial head start to go on and do well later in life.  The government is committed to ensuring that every single child, regardless of background, is given the chance to reach his or her full potential.

Over four years the government will inject an extra $365 million into early childhood education.  Compared with government spending in 1999, by 2007/08 the Labour-Progressive government will have increased spending in this most crucial area of education by 79 per cent.

From 1 July 2007, three and four year olds will be entitled to 20 hours free early childhood education per week.  Other initiatives in the Working for Families package will further encourage and support participation, thus making it easier for parents to return to the paid workforce.

The additional spending also supports the implementation of the Strategic Plan for Early Childhood Education, which is designed to lift the quality of staff and, therefore, the education provided.

This budget fulfils an important aspect of our election promises to tertiary students.  From the beginning of 2005 we will for the first time in thirteen years lift the ceiling on parental income that allows students under 25 to qualify for an allowance.  An allowance will be available to any eligible student whose parents earn less than $62,148.

Furthermore, the eligibility test will be adjusted annually by the rate of inflation.  This means we will not get back into the situation we inherited, where eligibility rates were slowly eaten away by inflation over time.

We have also needed to change some of the other eligibility rules to comply with the New Zealand Bill of Rights Act.

This budget also sees another year of significant investment to support the government’s youth transitions goal that, by 2007, all 15 to 19 year olds will be engaged in appropriate education, training, work, or other options that will lead to long-term economic independence and wellbeing.

Central to the $57 million package in this area is the formation of a Youth Transitions Service to improve the co-ordination of post-school local support services for at risk young people.  The Service will roll out into 14 priority areas over three years, with a focus on at-risk 15 to 17 year olds.

Alongside this, Budget 2004 provides pilot funding to 75 schools for senior school students to prepare learning and career plans, increasing funding for the hugely successful Gateway programme to expand to decile 6 schools by 2008, and additional funding for STAR.

In Budget 2003 tertiary education funding rate increases were announced for the 2004/06 triennium.  This year, ahead of the implementation of the Funding Category Review, the government has agreed to a further one-off increase of 0.9 per cent for 2005 only, bringing the total increase for 2005 to 3.2 per cent.

In the area of industry training, funding rates will be lifted over the period 2005/07 as part of the move towards a single funding rate for all Industry Training Organisations.  This will entail an average funding rate increase of 7.7 per cent at a cost of $25 million over four years, and will ensure that ITOs covering 71 per cent of trainees receive an increased funding rate.

Mr Speaker, Budget 2004 provides the resources for the government to continue its programme of tax base maintenance, tax reform, and examination of ways in which tax changes can contribute to economic growth.

A high priority for the government is to ensure that everyone pays his or her fair share of tax.  Over the last year, officials have been reviewing the tax laws applying to banks to determine whether they are sufficiently robust.

The stimulus for the review has been the fact that the strong upward trend in banks’ accounting profits has not been matched by the growth in their taxable profits and hence tax paid.

Legislation to address any weaknesses in current tax rules applying to banks may be included in the taxation bill introduced later this year.  A consultative process involving the banking industry and tax practitioners is underway.

The government is reviewing the tax depreciation rules to see if there are ways of reducing tax biases within the rules and to resolve practical problems with their operation.

The current rules relating to deductions for depreciation of assets were introduced in the early 1990s.  I am concerned that they may be biased against investment in assets that have shorter lives, so the review is concentrating on that area.

An officials’ paper will be released shortly.  The paper will also discuss whether the current depreciation rate for buildings is appropriate, and the growing practice of recharacterising rental houses into components to take advantage of high depreciation rates.  Officials will report to the government in time for proposals to be included in the taxation bill later this year.

The current rules for taxing savings, both in the domestic and international context, are complex, inconsistent, and potentially unfair.  Such an environment is not conducive to savings.

Working closely with the savings industry is an important next step towards the objective of improving significantly the tax rules around saving.  Last year, at the request of the industry, officials and industry representatives began the process by considering a risk-free rate of return method of taxation as one possible approach.

The government will be working with the private sector to develop this broad proposal, as well as consider other options to reduce the many boundaries that are created by the current domestic and international tax rules for savings.

In December last year the Periodic Report Group indicated that there is value in promoting greater use of work-based savings schemes as a way for New Zealanders to save.

We have already announced the establishment of the new public service superannuation scheme but there is more to do.  The government has recently established a Savings Product Working Group that will report by the end of August on ways to overcome barriers that might be inhibiting the use of work-based schemes.  It is my desire to reach a point where all employers offer access to such a scheme.

Much is still made by some of the central importance of lowering the headline corporate tax rate.  At 33 per cent New Zealand’s rate is scarcely out of line with the OECD average of 32.3 per cent.

It is true that in New Zealand company tax receipts are a somewhat higher proportion of total tax revenue at 11.3 per cent, compared with the OECD average of 9.4 per cent.  The difference is less marked if based upon proportion of GDP at 3.8 per cent versus the OECD average of 3.5 per cent.  However, the often quoted comparison, Australia, is even higher at 14.9 per cent of total tax and 4.5 per cent of GDP.

That is despite the fact that Australia, like much of the rest of the OECD, also has substantial payroll taxes and a general capital gains tax.  Thus when companies retain profits that normally leads to capital gains on shares.  These gains are taxed in most countries but not New Zealand.  This substantially reduces the effective overall tax rate on business in New Zealand compared with Australia and other countries.

Moreover, New Zealand’s lower top tax rate than most OECD countries and its imputation system (which not all countries share) mean that the effective top tax rate of 39 per cent on dividends paid to shareholders compares with 48.5 per cent in Australia, an OECD average of 50.7 per cent, and a United States figure of 70.3 per cent.

These facts make it impossible to substantiate the view that the corporate sector is overall more highly taxed in New Zealand than elsewhere in the developed world.  In fact the reverse is clearly the case.  It can also be argued that the mix of tax on the corporate sector is more economically efficient than in the great majority of the developed world.

If, however, the peak business organisations and others wish to argue that the key objective is to achieve a substantial lowering in the headline rate, since they argue this is all that counts in terms of international perception, then it is incumbent on them to accept a trade-off in terms of suggesting other elements which are near-universal elsewhere.

This will mean that the proponents of lowering the headline rate will need to decide whether in fact such a trade-off outweighs the undoubted loss of efficiency and clarity in the system.  I remain extremely sceptical that this is so.

Certainly the logic would suggest that small, marginal changes in the company tax rate will make little or no difference.  Perhaps the best solution is a combined effort to promote the very real advantages of the overall New Zealand structure compared with countries such as Australia, which still leaves room for argument as to the virtue of lower tax rates as long as it is accepted that means lower expenditure, including in those areas crucial to business success.

Mr Speaker, the fundamental purpose of the tax system is to raise, in the fairest and most efficient manner possible, the revenue to meet the government’s spending programmes.  From time to time the opportunity arises for an initiative beyond the scale of the usual annual spending initiatives.

Thanks to the combined effects of the government’s fiscal prudence and New Zealand’s economic success such an opportunity is now available.  Even so, the fiscal headroom available in 2004/05 is limited and the Working for Families package is phased in over three fiscal years.

The government’s Working for Families programme makes tangible our commitment to ensuring that economic growth is pursued for its capacity to provide greater security and opportunity for all. It means greater ability to participate in the New Zealand lifestyle for many who find that difficult.

Working for Families has three key aims:

•             to make work pay by ensuring that people are better off by being in work and are rewarded for their work effort

•             to ensure income adequacy, with a focus on low to middle income families with dependent children, to address issues of poverty, especially child poverty, and

•             to support people into work by ensuring people get the assistance they should to support them into, and to remain in, work.

These objectives are achieved in a number of stages, beginning in October this year and concluding on 1 April 2007.

Nearly 300,000 households will receive direct assistance by 1 April 2007. Over 60 per cent of families with dependent children will benefit from the combination of increases to Family Support, a new In-Work Payment, the increase in Family Tax Credit and changes to abatement rates and thresholds.  The average gain for these families is $66 per week.  Households in the $25,000 to $45,000 a year income range will benefit on average by around $100 a week.

The estimated cost of the package, including implementation costs, will be $221 million in 2004/05, $664 million in 2005/06, $900 million in 2006/07, and $1.1 billion in 2007/08 and out years.

Working for Families is an expensive package because, unlike the efforts of the government in the early 1990s, it does not seek to make those on modest incomes feel better off by pushing those below them further into poverty.  Using a poverty value measure of 60 per cent of median household income there is expected to be a 30 per cent reduction in child poverty by 2007/08.   Using a 50 per cent measure, the expected reduction is 70 per cent.

Let us consider a few cases. First, a family with two children on a single modest wage of $30,000 a year will be better off, due to the family assistance measures alone, by $40 a week from 1 April 2005, nearly $95 a week from 1 April 2006, and nearly $115 a week from 1 April 2007.

These figures exclude gains from changes to Childcare Assistance and the Accommodation Supplement.  These will increase the gains for many substantially.

Or take the case of a couple with two children, working 60 hours per week between them, earning $37,500 per year and paying $69 a week in childcare costs.

From 4 October they are $42 a week better off because of childcare changes.  This rises to $82 a week from 1 April 2005, $88 a week from 3 October 2005, $143 a week from 1 April 2006, and $163 a week on 1 April 2007.

A couple with four children in central Auckland with a gross rental of $350 per week and a low single wage of $12 per hour will benefit by $10 per week on 1 October 2004 because of changes to the Accommodation Supplement.  Their gains will increase to $93 a week from 1 April next year, $124 per week from 1 April 2006, and $164 a week from 1 April 2007.

A good example of how the package works is to compare two sole parents, living in Christchurch, each with two children under 16, paying $200 a week in rent but with one on the Domestic Purposes Benefit and the other in paid employment earning $30,000 a year with one child in fulltime childcare.

By the end of the package’s introduction, the beneficiary family will be better off by nearly $37 a week.  But the working mother and her children will be better off by nearly $129 a week. The rewards for paid employment are increased by over $90 a week.

A final good example would be a family with four young children on a single income of $55,000 a year.  Such a middle income family will be much better off.  From 1 April 2005 they will get an extra $70 a week, rising to nearly $110 a week on 1 April 2006, and nearly $150 a week on 1 April 2007.

It is interesting to compare the gains for this family with other options which have been suggested.  A 20 per cent flat rate of tax, at a fiscal cost of somewhere around $5.5 billion a year, would deliver a gain of just $39 a week. On the other hand, the Minister of Finance, with no dependent children, would gain over $600 a week.

A universal family benefit of $15 a week for the first child and $10 a week for each subsequent child would deliver $45 a week, much less than the Working for Families package, and with no increased rewards for employment.

These very substantial increases in the incomes of ordinary New Zealanders in the Working for Families package are achieved by the following:

•             an increase in the Family Support rates of $25 per week for the first child and $15 per week for each subsequent child from 1 April 2005

•             an increase to $27,500 a year of family income from 1 April 2006 in the threshold at which Family Support starts to abate and the replacement of the two abatement rates with a single rate of 30 cents in the dollar

•             a further increase in Family Support rates of $10 per week per child from 1 April 2007

•             the introduction from 1 April 2006 of an In-Work Payment for families with dependent children of $60 per week plus an additional $15 per week for the fourth and each subsequent child.  The Child Tax Credit will be abolished subject to certain grandparenting provisions

•             eligibility for the In-Work Payment will extend to those in receipt of New Zealand Superannuation or Veterans’ Pension with dependent children who meet the work hours requirement and those on accident compensation who would have met the same requirements

•             the rates and thresholds for Family Support and thresholds for Childcare Assistance will be adjusted regularly from 1 April 2008.  Each adjustment will occur on any 1 April after the cumulative CPI increase has reached 5 per cent

•             Childcare Assistance thresholds will be increased by about 50 per cent on 4 October 2004

•             Out of School Care and Recreation Subsidy rates will on the same date increase to match Childcare Subsidy rates

•             all Childcare Assistance rates will increase by 10 per cent on 4 October 2004 and a further 10 per cent on 3 October 2005.  These increases will be in addition to annual 1 April adjustments in line with the CPI

•             the removal of the abatement of Accommodation Supplement for beneficiaries on the first $80 of non-benefit gross income from 1 October 2004 and greater access to Accommodation Supplement for non-beneficiaries

•             the creation of a new Accommodation Supplement area on 1 April 2005 with various increases in the maxima payable, and

•             increases in Orphan’s Benefit, Unsupported Child’s Benefit, and Foster Care Allowance from 1 April 2005.

There are a large number of detailed changes associated with these moves.  These include significant simplification of the benefit system by shifting the child component of main working age benefits into Family Support and stricter controls on hardship assistance.  A major publicity campaign will be undertaken to ensure people are aware of their entitlements.

Mr Speaker, this is the largest single package of changes to the benefit system and assistance for families since the benefit cuts of 1991. I am grateful for the support committed to the package by United Future which will ensure nearly 300,000 families are better off.

This government was not elected to slash the incomes of the poor, any more than any previous New Zealand government in living memory actually was.  But, unlike our predecessors, we intend to act according to the expectations of the public in that regard.

Great care has been taken in assembling this package to identify any possible individual losers and to ensure there are none.  For many on benefits with children the total increases in income due to the various measures taken will easily exceed the size of the benefit cuts that occurred in 1991.

But for those in employment, the gains are very much more substantial and extend well up the income range.  In particular, the incentives for moving from benefit into employment are significantly increased.

That is particularly so with the introduction of the new In-Work Payment on 1 April 2006 which will also, for the great majority of families, be simpler to understand and administer than the current Child Tax Credit.

Budget 2004 makes work pay.  It builds further on our previous work in building the skills we need for a successful, dynamic economy.  It provides further assistance to New Zealand businesses.  It puts in place processes to assist in lifting productivity and savings.  It boosts research, science, and technology.  It reduces the costs of tertiary education.  It builds a stronger primary health care system and addresses particular needs in terms of orthopaedic surgery.  It salts further money away for the future to ensure the baby boomer generation can have a decent retirement.

And it does so while maintaining our reputation for fiscal prudence and for steady, predictable management.

Mr Speaker, Budget 2004 delivers on the programmes and promises taken to the people in 2002.  It is not a budget for the few or for vested interests.  It is a budget for the many and especially for those for whom a Labour-Progressive government is the best hope for the future.